August 18, 2023

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Tuya Inc. Form 20-F for the Year Ended December 31, 2022 Filed April 26, 2023 File No. 001-40210

Attn:	Office of Technology

VIA EDGAR

Dear Melissa Kindelan and Christine Dietz:

Tuya Inc. (the “Company”) acknowledges receipt of a comment letter from the staff (the “Staff”) of the Securities and Exchange Commission dated August 15, 2023 (the “Comment Letter”) with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2022.

The Company has carefully reviewed and considered the Staff’s comments and is in the process of preparing responses to these comments. The Company respectfully advises the Staff that since it needs additional time to prepare thorough and sufficient responses to the Comment Letter, the Company respectfully requests an extension of the deadline for its responses. The Company expects to provide its responses to the Comment Letter by September 29, 2023.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned by telephone at +86 1381-076-1057 or via email at jessie@tuya.com, Xiaolang Chai of Tuya Inc. by telephone at +86 1381-700-4321 or via email at chaixl@tuya.com, or Li He of Davis Polk & Wardwell LLP by telephone at +852-2533-3306 or via email at li.he@davispolk.com.

Sincerely yours,
Tuya Inc.
By:	/s/ Yao (Jessie) Liu
Name: Yao (Jessie) Liu Title: Chief Financial Officer

cc:	Xiaolang Chai Capital Market Director, Tuya Inc. Li He Davis Polk & Wardwell LLP